Exhibit (d)(1)(E)

JDS UNIPHASE CORPORATION

2003 AMENDED AND RESTATED EQUITY INCENTIVE PLAN

FOR EMPLOYEES IN FRANCE

1. Introduction

The Board of Directors of JDS Uniphase Corporation, a Delaware Corporation (the “Company”) has established the 2003 Equity Incentive Plan (the “Plan”) for the benefit of certain employees of the Company, its parent and subsidiary companies, including its French subsidiaries (the “French Subsidiaries”), of which the Company holds directly or indirectly at least 10% of the share capital. Section 4(b)(viii) of the Plan specifically authorizes the Plan Administrator (the “Administrator”) to adopt procedures and forms relating to the Plan as it deems advisable with respect to foreign participants. On November 10, 2005, the Board established a sub-plan of the Plan for the purpose of granting Options which qualify for the favorable tax and social security treatment in France applicable to Options granted under Articles L. 225-177 to L. 225-186 of the French Commercial Code as amended, to qualifying French employees (the “Optionees”). The Board now intends to modify and reestablish the French sub-plan of the Plan for the purpose of granting the aforementioned Options as well as Restricted Stock Units which qualify for favorable tax and social insurance treatment applicable under Articles L. 225-197-1 to L. 225-197-5 of the French Commercial Code, as subsequently amended and in accordance with the relevant provisions set forth by French tax law and the French tax administration to qualifying French Employees (“RSU Grantees”).

The terms of the Plan, as amended and restated and as set out in Appendix 1 hereto, shall, subject to the modifications in the following rules, constitute the Equity Incentive Plan for Employees in France (the “French Plan”). The French Plan shall replace and supersede in their entirety all prior equity incentive plans for Employees in France.

Any provision included in the French Plan or any other document evidencing the terms and conditions of the French Plan that would contravene any substantive provision set out in Articles L. 225-177 to L. 225-186 and Articles L. 225-197-1 to L. 225-197-5 of the French Commercial Code”) shall not apply to Employees who are residents of France.

Under the French Plan, the Optionees will be granted only Options and the RSU Grantees will only be granted Restricted Stock Units, respectively, both as defined under Section 2 hereunder. In no case will grants under the French Plan include any other substitute awards (e.g., stock bonuses, cash awards or other similar awards.)

2. Definitions

Capitalized terms used but not defined in the French Plan shall have the same meanings as set forth in the Plan. In addition,

(i)	the term “Option” shall have the following meaning:

a.	Purchase Options, that are rights to acquire Common Stock repurchased by the Company prior to the vesting of said Options; or

b.	Subscription Options, that are rights to subscribe newly issued Common Stock.

(ii)	the term “Optionee” is defined as an Employee granted Options pursuant to the French Plan;

(iii)	the term “Restricted Stock Unit” shall mean an award of a contractual right to receive at a specified future date a share of Stock, subject to such terms and conditions as the Committee may establish.

(iv)	the term “RSU Grantee” is defined as an Employee granted Restricted Stock Units pursuant to the French Plan;

(v)	Notwithstanding any provisions in the Plan, the term “Grant Date” shall be the date on which the board both (a) designates the Optionee or the RSU Grantee and (b) specifies the terms and conditions of the Option or Restricted Stock Unit including the number of shares and the Option price, if Options are granted.

(vi)	the term “Closed Period” shall mean the specific periods as set forth by Section L. 225-177 of the French Commercial Code, as amended, or L.225-197-1 to L.225-197-5 of the French Commercial Code, as amended, during which French qualifying Options cannot be granted. If the Grant Date were to occur during an applicable Closing Period, the Grant Date for Optionees shall be the first date following the expiration of the Closed Period; and

(vii)	the term “Effective Grant Date” shall mean the date on which the Option is effectively granted (i.e., the date on which the condition precedent of the expiration of a Closed Period applicable to the Option, if any, is satisfied). Such condition precedent shall be satisfied when the Board, Committee or other authorized corporate body shall determine that the granting of Options is no longer prevented under a Closed Period. If the Grant Date does not occur within a Closed Period, the “Effective Grant Date” shall be the same day as the “Grant Date.”

(viii)	The term “Vesting Date” shall mean the date on which an Optionee’s or RSU Grantee’s right to all or a portion of an Option or Restricted Stock Unit, respectively, granted under the French Plan becomes non-forfeitable. The Vesting Date shall be noted on the Stock Option Award Agreement or Restricted Stock Units Agreement entered into with each Optionee or RSU Grantee.

(ix)	The term “Option Exercise Date” shall mean the date on which an Option becomes exercisable. The Option Exercise Date shall be the date commencing after the expiration of the relevant holding period set forth by Section 163 bis C of the French Tax Code as subsequently amended. For clarity only, as of the Effective Grant Date of the French Plan, the holding period set forth in Section 163 bis C of the French Tax Code is currently four years.

(x)	The term “Specific Disability” is defined in accordance with categories 2 and 3 under Section L. 341-4 of the French Social Security Code, as amended.

3. Entitlement to Participate

Any individual who at the date of grant of the Option or Restricted Stock Unit under the French Plan is either bound to the Company or the French Subsidiaries by a contract of employment (“contrat de travail”) or who is a corporate executive of the French Subsidiaries, shall be eligible to receive Options or Restricted Stock Units under the French Plan provided that he or she also satisfies the eligibility conditions of Section 5 of the Plan. Options or Restricted Stock Units may not be issued or granted under the French Plan to Employees or executives owning more than ten percent (10%) of the Company’s share capital or to individuals other than Employees and corporate executives of the French Subsidiaries. Options may not be issued to directors of the French Subsidiary, other than managing directors (Président du Conseil d’Administration, Directeur Général, Membre du Directoire, Président de SAS), unless they are bound to the French Subsidiaries by a contract of employment.

4. Conditions and Exercise of the Option

Notwithstanding any provision in the Plan to the contrary, the terms and conditions of the Plan, of the French Plan, and of any Options granted thereunder (and as determined in the respective Stock Option Agreement) shall not be modified after the Effective Grant Date, except in the cases enumerated under Articles 7, 9, and 10 herein.

4.1. Vesting and Exercise of Option

The Options will vest and be exercisable pursuant to the terms and conditions set forth in the Plan, the French Plan and under the respective Stock Option Agreement delivered to each Optionee.

The Vesting and exercisability of Options may only be accelerated in accordance with the provisions of Article 11 of the Plan and Articles 7 and 8 of the French Plan. However, special provisions apply in the event of termination of employment/service and death as provided in Article 7, below.

4.2. Option Price

The Option price payable pursuant to Options issued hereunder shall be fixed by the Board on the date the Option is granted, but in no event shall the Option price per share be less than the greater of:

A.	with respect to Purchase Options over Common Stock, the higher of either 80% of the average quotation price of such Common Stock during the 20 days of quotation immediately preceding the Effective Grant Date or 80% of the average purchase price paid for such Common Stock by the Company;

B.	with respect to Subscription Options over the Common Stock, 80% of the average quotation price of such Common Stock during the 20 days of quotation immediately preceding the Effective Grant Date; and

C.	the minimum Option price permitted under the Plan.

4.3. Payment of the Option Price

Upon exercise of an Option, the full Option Price will be paid either in cash, by check or by credit transfer, exclusive of any other method of payment. Under a cashless exercise program, the Optionee may give irrevocable instructions to a stockbroker to properly deliver the Option price to the Company. For options granted under this French Plan, no delivery of prior owned shares having a fair market value on the date of delivery equal to the aggregate exercise price of the shares may be used as consideration for exercising those Options.

However, upon sale of the underlying shares, the Company and/or the French Subsidiaries shall have the right to withhold, or request any third party to withhold, from the proceeds to be paid to the Optionee the sums corresponding to any social contributions due at exercise or sale by the Optionee. Withholding in shares (i.e., net issuance of shares) may be applicable provided and ruled in the Stock Option Agreement. If such amounts are due and are not withheld, the Optionee agrees to submit the amount due to the Company or the French Subsidiaries by means of check, cash, or credit transfer.

The Shares acquired upon exercise of an Option will be recorded in an account in the name of the shareholder with a broker or in such other manner as the Company may otherwise determine in order to ensure compliance with applicable law.

4.4 Termination of Continuous Active Service of Optionee

(i)	In the event of the death of an Optionee while he or she is actively employed, the Option shall become immediately vested and exercisable. The Optionee’s heirs may exercise the Option within six months following the Optionee’s death, even if the Option that was held by the deceased Optionee expires during this six month-period, but any Option which remains unexercised shall expire six months following the date of the Optionee’s death.

(ii)	In the event the Optionee’s Continuous Active Service terminates due to any reason other than Death or Disability, the Options shall be exercisable as follows, except as otherwise decided by the Committee:

a.	In the event Optionee’s Continuous Active Service terminates before the Option Exercise Date, the Optionee may, to the extent otherwise so entitled at the date of such termination (the “Termination Date”), exercise the Option as to the vested Shares during the 90 days starting on the Option Exercise Date, following which the Option shall expire.

b.	In the event Optionee’s Continuous Active Service terminates after the Exercise Date, the Optionee may, to the extent otherwise so entitled at the Termination Date, exercise the Option as to the vested Shares during the Post Termination Exercise Period. In no event shall the Option be exercised later than the Expiration Date set forth in the Notice.

c.	If Optionee’s Continuous Active Service terminates by reason of his or her forced retirement or dismissal as defined by Section 91-ter of Exhibit II to the French Tax Code and as construed by the French Tax Circulars and subject to the fulfillment of related conditions, the Optionee may sell underlying shares obtained through the previous exercise of this Option, and his or her Option will benefit from the favorable treatment of French qualified options provided that such favorable regime will apply only if the shares sold were obtained as a result of an exercise of this Option at least three months prior to the effective date of the retirement or receipt of the notification letter of the dismissal.

(iii) In the event the Optionee’s Continuous Active Service terminates as a result of his or her Disability occurring before the Option Exercise Date, the Optionee may, but only within twelve months from the Option Exercise Date (and in no event later than the Expiration Date), exercise the Option to the extent Optionee was entitled to exercise it on the Termination date.

In the event Optionee’s Continuous Active Service terminates as a result of his or her Disability occurring after the Option Exercise Date, the Optionee may, but only within twelve months from the Termination Date (and in no event later than the Expiration Date), exercise the Option to the extent the Optionee was entitled to exercise it on the Termination Date.

In the event the Optionee is not entitled to exercise the Option on the Termination Date (i.e., such Termination Date occurring before the first Vesting Date), or if the Optionee does not exercise the Option to the extent so entitled within the time specified herein, the Option shall terminate.

In the event the Specific Disability significantly reduces the working and profit capacity of the employee, as set forth under Section L. 341-4 of the French Social Security Code, Section 91 ter of Exhibit II to the French Tax Code, and subject to the fulfillment of related conditions, provides that the favorable tax and social security regime applies even if the sale of the Shares occurs before the expiration of the specific holding period, as provided in Section 163 bis C of the French Tax Code.

4.5 Term of Options

Options granted pursuant to the French Plan will expire no later than seven and one-half years (7 1/2) after the Effective Grant Date.

5. Conditions and Exercise of Restricted Stock Units

Notwithstanding any provision in the Plan to the contrary, the terms and conditions of the Plan, of the French Plan, and of any Restricted Stock Units granted thereunder (and as determined in the respective Restricted Stock Units Agreement) shall not be modified after the Grant Date, except in the cases enumerated under Articles 8, 9, and 10 herein.

5.1. Settlement and Dividend Equivalents

Restricted Stock Units that become payable in accordance with their terms and conditions shall be settled in Shares. The Committee may provide for the accumulation of Dividend Equivalents in cash, with or without interest, or the reinvestment of Dividend Equivalents in Shares held subject to the same conditions as the Restricted Stock Unit and such terms and conditions as the Committee shall determine. Any person who holds Restricted Stock Units shall have no ownership interest in the Shares to which such Restricted Stock Units relate until and unless payment with respect to such Restricted Stock Units is actually made in Shares of stock.

5.2. Vesting Schedule/Period of Restriction

Except as otherwise provided in this Plan, the Restricted Stock Units awarded by this Plan shall vest in accordance with the vesting provisions of the Restricted Stock Units Agreement. Restricted Stock Units shall not vest in the RSU Grantee in accordance with any of the provisions of this Plan unless the RSU Grantee shall have been continuously employed by the Company or by its French Subsidiaries from the Grant Date until the date the Restricted Stock Units are otherwise scheduled to vest. For each Restricted Stock Unit that vests, the RSU Grantee will receive one Share, subject to Article 5.3, below.

5.3. Additional Two-Year Holding Period

Upon satisfaction of the vesting conditions provided in Article 5.2, above, except as otherwise decided at the sole discretion of the Company’s Committee, the shares issued as payment of the vested Restricted Stock Units may not be sold or otherwise disposed of for an additional period of two years starting from the vesting date set forth in the Restricted Stock Units Agreement. Should there be any modifications or amendments of the French legal provisions that would concern the qualifying conditions for tax and social security preferential treatment, the Committee may modify the Restricted Stock Units accordingly.

5.4. Escrow of Shares Issued in Payment of Vested Restricted Stock Units

(i) To facilitate the two-year holding period for the Shares issued as payment of the vested Restricted Stock Units as set forth in Article 5.3, above, the Company may deliver or cause to be delivered with an escrow holder designated by the Company (the “Escrow Holder”) instructions that the Shares issued as payment of the vested Restricted Stock Units be placed into book entry in the RSU Grantee’s name. These Shares shall be held by the Escrow Holder, pursuant to the instructions of the Company, until the holding period requirements set forth in Article 5.3, above, expire.

(ii) The Escrow Holder shall not be liable for any act it may do or omit to do with respect to holding the Shares issued as payment of the vested Restricted Stock Units in escrow while acting in good faith and in the exercise of its judgment.

(iii) When the Shares issued as payment of the vested Restricted Stock Units are released from the holding period pursuant to Article 5.3, above, upon written request of the RSU Grantee, the Company may direct that the Escrow Holder transfer the released Shares to a broker, designated by the RSU Grantee.

5.5 Death or Disability of RSU Grantee

In the event that the RSU Grantee’s Continuous Active Service is terminated due to his or her death or Specific Disability, 100% of the Restricted Stock Units subject to this Restricted Stock Unit Award shall vest on the date of the RSU Grantee’s death or Specific Disability. Notwithstanding any contrary provision of the French Plan, the shares issued in payment of such vested Restricted Stock Units may be delivered at any time within six months following the date of death to the RSU Grantee’s estate or to a person who acquired the right to receive the underlying shares by bequest or inheritance. Notwithstanding the contrary provision of Article 5.3, the shares issued as payment of the vested Restricted Stock Units may be sold or otherwise disposed of before the expiration of the two-year holding period. In the event that any applicable law limits the Company’s ability to accelerate the vesting of this award of Restricted Stock Units this paragraph 5.5 shall be limited to the extent required to comply with applicable law.

6. Non-transferability of Options and Restricted Stock Units

Except in the cases outlined in Article 4.4 (applicable to Options only), Options and Restricted Stock Units cannot be transferred to any third party. In addition, the Options are only exercisable by the Optionee during his or her lifetime.

7. Corporate Transactions

The Assumption, Replacement of Options or Restricted Stock Units, or the acceleration of the vesting and exercisability of the Options or Restricted Stock Units, provided by Article 11 of the Plan, in circumstances not authorized by French Law and administrative circulars may trigger the forfeiture of the French favorable tax and social security regime. In that respect, the Administrator may at its sole discretion decide that the restrictions which are imposed on the exercise of the Options or Restricted Stock Units or might be attached to Shares will no longer apply.

8. Changes In Capitalization

Notwithstanding any provision in the Plan, adjustments of the Option issued hereunder shall be made to preclude the dilution or enlargement of benefits under the Option only in the event of the occurrence of one of the events listed under Section L. 225-181 of the French Commercial Code as amended and according to provisions of Section L. 228-99 of the French Commercial Code as amended as well as according to specific decrees. Nevertheless, the Administrator may determine to make adjustments in the event of transactions for which adjustments are not authorized under French Law in which case the Options will no longer qualify for the favorable tax and social security regime. In that respect, the Administrator may at its sole discretion decide that the restrictions which are imposed to the exercise of the Options or might be attached regarding the sale of Share will no longer apply.

9. Interpretation

In the event of any conflict between the provisions of the French Plan and the Plan, the provisions of the French Plan shall control for any grants made thereunder to Optionees or RSU Grantees. It is intended that Options and Restricted Stock Units granted under the French Plan shall qualify for the favorable tax and social security treatment applicable to stock options granted under Sections L. 225-177 to L. 225-186 and Articles L.225-197-1 to L.225-197-5 of the French Commercial Code, respectively, as amended, and in accordance with the relevant provisions set forth by French tax law and French Tax Administration. The term of the French Plan shall be interpreted accordingly and in accordance with the relevant provisions set forth by the French tax and social security laws and relevant Guidelines published by French Tax and Social Security Administration and subject to the fulfillment of legal, tax and reporting obligations. Certain corporate transactions may, however, impact the eligibility of the Options and Restricted Stock Units to the favorable tax and social security regime.

10. Employment Rights

The adoption of this sub-plan shall not confer upon the Optionees or RSU Grantees any employment rights and shall not be construed as a part of their employment contracts.

11. Amendments

Subject to the term of the Plan, the Administrator reserves the right to amend or terminate the French Plan at any time in accordance with applicable French law.

12. Adoption

The French Plan is effective as of the latter of: (a) the date of its approval by the Board of Directors of the Company, and (b) the date of approval by the Company’s stockholders of the Plan.